Exhibit 99.1

Campbell Resources Inc.
PRESS RELEASE
FOR IMMEDIATE RELEASE
Meston Resources Obtains Additional Extension To Conclude Plan of
Arrangement
Montréal, May 28, 2008 — Campbell Resources Inc. (TSX: CCH, OTC Bulletin Board: CBLRF) (“Campbell”) announces that the Québec Superior Court has granted Meston Resources Inc.’s (“Meston”) request for an additional extension to September 30, 2008 of the initial order granted June 30, 2005 under the Companies’ Creditors Arrangement Act (“CCAA”) to allow Meston to fulfil its obligations under its Plan of Arrangement.
During this extension period, Meston will work with the Monitor in doing an inventory of all of its assets and will initiate a process of solicitation of interest in those assets, which primarily consist of the Joe Mann mine.
Campbell Resources concentrates on the development and exploitation of copper and gold mining properties in the Chibougamau region of Quebec. The geographical grouping of its operations allows the Company to realize economies of scale and to focus development within access to existing infrastructures. Campbell’s main operations include the Copper Rand and Merrill mines, the Corner Bay project and the Copper Rand mill. The Company’s headquarters are located in Montreal, Quebec.
Certain information contained in this release contains “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20-F for the year ended December 31, 2007. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

For more information:

Campbell Resources Inc. André Fortier, President and Chief Executive Officer Tel.: 514-875-9037 Fax: 514-875-9764 afortier@campbellresources.com	Renmark Financial Communications Inc. Henri Perron, hperron@renmarkfinancial.com Julien Ouimet, jouimet@renmarkfinancial.com Tel.: 514-939-3989 Fax: 514-939-3717 www.renmarkfinancial.com